June 20, 2017

VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Sonia Gupta Barros, Assistant Director

Folake Ayoola, Senior Counsel

Jeffrey Lewis, Staff Accountant

Wilson Lee, Staff Accountant

Re:                             Granite Point Mortgage Trust Inc.

Registration Statement on Form S-11 (File No. 333-218197)

Acceleration Request

Requested Date:                 June 22, 2017

Requested Time:                4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Granite Point Mortgage Trust Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-11 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Karen Dempsey, an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

Please contact Ms. Dempsey at (415) 773-4140 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

GRANITE POINT MORTGAGE TRUST INC.

By:	/s/ Rebecca B. Sandberg
Rebecca B. Sandberg
General Counsel and Secretary

cc:                                Karen Dempsey, Orrick, Herrington & Sutcliffe LLP

[Signature Page to Company Acceleration Request]